MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

02 NOV 21 AM 11:45

18 November 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fin
450 Fifth Street, N.W.
Washington, D.C. 20549

02060264

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 18 November 2002, the Company filed with the London Stock Exchange announcement regarding Notification of Major Interests in Shares.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

pp. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

12/19

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-021118

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

ATOL 1179 ABTA V6896 Registered in England
Company Registration No. 742748

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
MyTravel Group PLC	Holding(s) in Company		13:59 18 Nov 02

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited and its direct and indirect holding companies

3. Please state whether notification indicates that it is in respect of holding of the sharehol above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares he them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Not Supplied

11. Date company informed

15 November 2002

12. Total holding following this notification

37,417,059 shares

13. Total percentage holding of issued class following this notification

7.561%

14. Any additional information

Of the above, the interest in 36,431,322 shares is stated to be pursuant to section 208(5) Companies Act 1985

15. Name of contact and telephone number for queries

Mike Vaux – Assistant Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notifica

Gregory McMahon – Group Company Secretary

Date of notification

18 November 2002

END

status list

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited and its direct and indirect holding companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Not Supplied

11. Date company informed

15 November 2002

12. Total holding following this notification

37,417,059 shares

13. Total percentage holding of issued class following this notification

7.561%

14. Any additional information

Of the above, the interest in 36,431,322 shares is stated to be pursuant to section 208(5) Companies Act 1985

15. Name of contact and telephone number for queries

Mike Vaux – Assistant Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Gregory McMahon – Group Company Secretary

Date of notification

18 November 2002